United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

PressRelease Vale informs on approval for the withdrawal of its ADSs listing by Euronext Paris Rio de Janeiro, October 30th, 2019 – Vale S.A. (“Vale”) informs that on September 25th, 2019 it applied for the delisting of its American depositary shares (“ADSs”) from Euronext Paris (ISIN code US91912E1055) and that the Board of Euronext Paris SA has approved the delisting of the ADSs from Euronext Paris (the “ADS Delisting”). An orderly sale procedure will be implemented, pursuant to which existing Euronext Paris-listed ADSs holders may sell their securities prior to the delisting, without incurring in additional fees. The orderly sale procedure will be implemented from November 4th, 2019 to November 15th, 2019 (the “Orderly Sale Procedure”). Vale has appointed BNP Paribas Securities Services (“BPSS”), a member of Euroclear France, as centralizing agent for such Orderly Sale Procedure. Brokerage costs of the sale of ADSs pursuant to the Orderly Sale Procedure will be borne by Vale. The ADSs holders who shall not have participated in the Orderly Sale Procedure may, following the ADSs Delisting, elect either to register their ADSs with a financial intermediary of their choice acting on the New York Stock Exchange (or any other market where the ADSs are traded) or to register the shares underlying their ADSs with the financial intermediary of their choice acting on the Brazilian Stock Exchange. Should an ADS holder not follow any of the two alternatives as mentioned above, the ADSs owned by such holder and the shares underlying the ADSs would still remain valid after the ADSs Delisting, but at the time of future disposal, such securities would need to be sold through a broker acting on the New York Stock Exchange. French shareholders wishing to take advantage of the Orderly Sale Procedure must instruct their financial intermediary to deliver the number of ADSs they hold to BPSS in accordance with the notice to be published by Euronext. The ADSs will be sold on the New York Stock Exchange as of November 20th, 2019 at the market price at the time of sale, following collection of sale orders by BPSS. An applicable weighted average sale price will then be calculated by BPSS. The proceeds from the sales, based on such weighted average price converted in Euros, will be distributed to eligible ADSs holders once received by BPSS. By participating in the Orderly Sale Procedure the holders of ADSs understand and accept the implicit risk that may arise as a result of possible fluctuations in Vale’s ADS price between the end of the sale facility’s centralization period, at which time their order to participate in the sale facility will become irrevocable, and the date(s) of the effective sale of the ADSs on the New York Stock Exchange. It is expected that the ADSs Delisting will be completed on or around November 29th, 2019. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre W erner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com

Press Release This press release may include statements that present Vale’s expectations about future events or results. All statements, wh en based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: October 30, 2019	By:	/s/ André Figueiredo
Director of Investor Relations